Tri-Tech Holding Inc.
16 Floor of Tower B, Renji Plaza,
101 Jingshun Road, Chaoyang District
Beijing 100102 China
+86 (10) 5732 3666

October 31, 2011

VIA EDGAR

Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Tri-Tech Holding Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed October 6, 2011
File No. 333-175860

Dear Ms. Long:

On behalf of Tri-Tech Holding Inc. (“TRIT”, the “Company”, “we”, “us”, or “our”), we hereby submit this response in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 18, 2011, with respect to Amendment No. 2 to our registration statement on Form S-3 filed with the Commission on October 6, 2011, file no. 333-175860 (the “Amendment No. 2”). Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 3 to the Form S-3 (“Amendment No. 3” or the “Registration Statement”).

We understand and agree that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.
We note your response to comment two in our letter dated September 28, 2011; however, we partially reissue the comment. It appears that your descriptions of warrants on page 23 and units on page 25 and page two of the Cadwalader, Wickersham & Taft LLP legal opinion do not conform to the descriptions contained in the Registration Fee Table. Please advise or revise your disclosure accordingly.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly and counsel has also revised its opinion accordingly.

Risk Factors, page 3

2.
We note your response to comment four in our letter dated September 28, 2011; however, we reissue the comment. Specifically, we note your statement that “[a]dditional risks not presently known to us may also significantly impair our business operations.” Please note that only known material risks should be referenced. If risks are not known they should not be referenced. Please revise your disclosure accordingly.

Response:

We acknowledge the Staff’s comment and have revised our disclosure to remove the afformentioned statement.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

Trit-Tech Holding Inc.

By:	/s/ Warren Zhao
Name:	Warren Zhao
Title:	Chief Executive Officer